RealWorld.com, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Paid In Capital	Retained Earnings/(Deficit)	Total Members' Equity
Balance, December 31, 2021	$ -	$ -	$ -
Net income (loss)	-	(34,155)	(34,155)
Balance, December 31, 2022	-	(34,155)	(34,155)
Net loss	-	(5,523)	(5,523)
Balance, December 31, 2023	$ -	$ (39,678)	$ (39,678)